Contact

www.linkedin.com/in/rick-mccoy
(LinkedIn)

Top Skills

Microsoft Excel
Production Experience
Supervisory Skills

Rick McCoy

Motivated Information Technology Student | Building Skills in
Internetworking and Informatics | Open to Part-Time and Internship
Opportunities
Appleton-Oshkosh-Neenah Area

Experience

Info-Pro Lender Services, Inc.
Search Operations Team Lead
November 2020 - December 2023 (3 years 2 months)

BioLife Plasma Services
Operations Supervisor
November 2015 - November 2020 (5 years 1 month)
Appleton, Wisconsin, United States

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Education

Fort Hays State University
Information Technology - Healthcare Informatics · (August 2022 - May 2026)

Greenville Technical College
Accounting and Finance · (August 2010 - May 2012)